UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

ATS CORPORATION

(Exact name of registrant as specified in its charter)

Ontario, Canada	98-0149239
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

730 Fountain Street North, Building #3 Cambridge, Ontario, Canada	N3H 4R7
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class which to be so registered	Name of each exchange on which each class is to be registered
Rights to purchase Common Shares	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Background

On June 30, 2023, ATS Corporation’s (“Registrant”) board of directors (the “Board”) approved the Registrant’s Shareholder Rights Plan (the “Rights Plan”) as set forth in the Shareholder Rights Plan Agreement, dated June 30, 2023 (the “Rights Plan Agreement”), subject to ratification by the shareholders of the Registrant.

At the Annual and Special Meeting of the Registrant on August 10, 2023 (the “Meeting”), the shareholders of the Registrant are expected to vote to approve and ratify the Rights Plan and the issuance of one right (a “Right”) for each common share, no par value (“Common Share”), of the Registrant outstanding pursuant to the Rights Plan, which Common Shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan.

Effective Time and Term

The Rights Plan became effective on June 30, 2023, upon approval and adoption by the Board. Notice for filing of the Rights Plan has been accepted by the Toronto Stock Exchange (“TSX”) and, under the rules of the TSX, a rights plan must be ratified by shareholders at a meeting held within six months following the adoption of the plan. Pending shareholder ratification of the Rights Plan and approval of the Rights Plan Resolution, the Rights Plan will remain in effect so that its intent is not circumvented prior to the Meeting. All shareholders will be permitted to vote on ratification and approval of the Rights Plan, other than those holders of Common Shares who are not Independent Shareholders (as defined below). Subject to ratification, confirmation and approval at the Meeting, and reconfirmation at the Registrant’s annual meetings in 2026 and 2029, the Rights Plan will expire upon the conclusion of Registrant’s annual meeting in 2032.

Issue of Rights

One Right was issued and attached to each Common Share outstanding as of 12:01 am on June 30, 2023 (the “Effective Time”) and will attach to each Common Share issued after the Effective Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Rights Plan (the “Expiration Time”).

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable for ten (10) trading days (the “Separation Time”) after a person has acquired, or commences an offer to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan. The acquisition by any person (an “Acquiring Person”) of more than 20% of the Common Shares, other than by way of a Permitted Bid (as defined below), is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of that number of Common Shares having an aggregate Market Price (as defined in the Rights Plan) on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price. The Exercise price is defined, for the period from and after the Separation Time, as an amount equal three (3) times the Market Price per Common Share determined as of the Separation Time. For instance, if the Market Price at the Separation Time is C$50 per share, the Exercise Price would be C$150 and each Right would entitle the holder to acquire Common Shares having an aggregate Market Price of C$300 ( i.e. twice the Exercise Price [2 x C$150]) in exchange for cash consideration equal to the Exercise Price. In effect each shareholder (other than an Acquiring Person) will have the right, upon the occurrence of a Flip In Event, to acquire six (6) Common Shares at a price equal to 50% of the Market Price, as determined for the purposes of the Rights Plan.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by the applicable certificates for Common Shares or by the applicable book-entry form registration for the associated Common Shares and will be transferable only together with, and will be transferred by a transfer of, such associated Common Shares issued from and after the Effective Time and will not be transferable separately from Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The Rights Plan is “triggered” when a person acquires or announces its intention to acquire 20% or more of the Common Shares, unless the take-over bid has been conducted in accordance with a stringent set of requirements outlined in the Rights Plan (a “Permitted Bid”) or the Rights Plan is waived by the Board.

The requirements for a Permitted Bid include the following:

•	The take-over bid must be made to all holders of record of Common Shares, other than the acquiror;

•	The take-over bid must contain an irrevocable and unqualified condition that no Common Shares will be taken up or paid for:

•

prior to the close of business on a date that is not less than 105 days following the date of the bid, or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of National Instrument 62-104—Take-Over Bids and Issuer Bids (“NI 62-104”) for which a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104, and

•

unless at the close of business on the date Common Shares are first taken up or paid for under such bid, more than 50% of the then outstanding Common Shares held by Independent Shareholders shall have been tendered or deposited pursuant to the bid and not withdrawn;

•

Unless the take-over bid is withdrawn, securities may be tendered or deposited at any time during the period in which the take-over bid must remain open in accordance with the requirements of NI 62-104, and any securities tendered or deposited pursuant to the take-over bid may be withdrawn until taken up and paid for (subject to certain exceptions in the case of a partial take-over bid in accordance with the requirements of NI 62-104); and

•

If a majority of the outstanding Common Shares held by Independent Shareholders have been tendered or deposited and not withdrawn as described above, the acquiror must make a public announcement of that fact and the take-over bid must be extended for a period of not less than ten (10) days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid, except that the minimum deposit period may be shorter as prescribed by NI 62-104.

Under the Rights Plan, “Independent Shareholders” means holders of any Common Shares, other than (i) any Acquiring Person; (ii) any acquiror (other than any person who is not deemed to beneficially own the Common Shares held by such person); (iii) any affiliate or associate of any acquiring person or acquiror; (iv) any person acting jointly or in concert with any acquiring person or acquiror; and (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Registrant or a subsidiary of the Registrant, including the employee benefit plan trust established by the Registrant to purchase Common Shares on the open market for the purpose of the redemption of restricted share units, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether the Common Shares are to be tendered to a take-over bid.

Permitted Lock-up Agreements

The Rights Plan requires that a person making a take-over bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder of the Registrant in order to avoid being deemed the beneficial owner of the Common Shares subject to the lock-up agreement and potentially triggering the provisions of the Rights Plan.

Under the Rights Plan, a person will not be deemed to “beneficially own” any security where the holder of such security has agreed to deposit or tender such security pursuant to a “Permitted Lock-up Agreement”.

The Rights Plan defines a Permitted Lock-up Agreement as an agreement between a person and one or more holders of Common Shares or convertible securities the terms of which are publicly disclosed and copy of which agreement is made available to the public (including the Registrant) not later than the date the lock-up bid is publicly announced or if the lock-up bid has been made prior to the date of which such agreement has been entered into then as soon as possible after it is entered into and in any event not later than the date following the date of such agreement, and pursuant to which each locked-up person agrees to deposit or tender Common Shares or convertible securities to the locked-up bid and which further permits the locked-up person to withdraw their Common Shares in order to deposit or tender the Common Shares to another take-over bid or support another transaction (i) where the price or value per security under the other take-over bid exceeds the price per security offered under the Permitted Lock-up Agreement; or (ii) if (A) the price or value per security under the other take-over bid or transaction exceeds the price or value per security offered under the lock-up bid by as much as or more than a specified amount and the specified amount is not greater than 7% of the offering price in the lock-up bid; or (B) the number of securities to be purchased under the other take-over bid or transaction exceeds the number of securities offered to be purchased under the lock-up bid by as much or more than a specified number of securities and the specified number of securities is not greater than 7% of the number of securities offered to be purchased under the lock-up bid, at a price or value per share, as applicable, that is not less than the price or value per share offered under the lock-up bid. In addition, in order to qualify as a Permitted Lock-Up Agreement under the Rights Plan, there can be no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of (i) the cash equivalent of 2.5% of the price or value payable under the lock-up bid to a locked-up person; and (ii) 50% of the amount by which the price or value payable under another take-over bid to a locked-up person exceeds the price or value of the consideration that such locked-up person would have received under the lock-up bid.

Waiver and Redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence or other circumstances, provided that the Acquiring Person that triggered such Flip-in Event reduces its beneficial holdings to 20% or less of the outstanding Common Shares within 14 days (or 10 days if such acquisition was not inadvertent) or such other period as may be specified by the Board. With the majority consent of holders of Common Shares or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of C$0.00001 each.

Exemption for investment advisors

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacity as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees, and Crown agents or agencies acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Amendment

The Board may amend the Rights Plan with the approval of a simple majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board may, without such approval, correct clerical or typographical errors and, subject to such approval at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation. Moreover, the Board may amend the Rights Plan prior to its ratification at the Meeting with the concurrence of the Rights Agent.

Voting Requirements

At the Meeting, shareholders of the Registrant will be asked to consider and, if deemed appropriate, to pass the Rights Plan Resolution. In order for the Rights Plan to become effective, the Rights Plan Resolution must be approved by: (i) a simple majority of the votes cast at the Meeting in favor of the Rights Plan Resolution by all shareholders of the Registrant, whether in person or by proxy; and (ii) a simple majority of the votes cast at the Meeting in favor of the Rights Plan Resolution by the Independent Shareholders, whether in person or by proxy.

The foregoing description of the Rights and the Rights Plan are qualified in their entirety by reference to the full text of the Rights Plan Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference herein.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Articles of ATS Corporation, as amended.

3.2	By-Laws of ATS Corporation, as amended.

4.1	Shareholder Rights Plan Agreement, dated as of June 30, 2023, between ATS Corporation and Computershare Investor Services Inc., as Rights Agent.

4.2	Form of Rights Certificate (included as part of Exhibit 4.1 hereto).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 30, 2023	ATS CORPORATION
	By:	/s/ Ryan McLeod
Name: Ryan McLeod
Title: Chief Financial Officer